As filed with the Securities and Exchange Commission on March 31, 2022
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
FS CREDIT OPPORTUNITIES CORP.
(Name of Subject Company (Issuer))
FS CREDIT OPPORTUNITIES CORP.
(Names of Filing Persons (Offeror and Issuer))
Common Stock,
Par Value $0.001 per share
(Title of Class of Securities)
30290Y 101
(CUSIP Number of Class of Securities)

Michael C. Forman
President and Chief Executive Officer
FS Credit Opportunities Corp.
201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James A. Lebovitz, Esq.
David J. Harris, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Tel: (215) 994-4000
Fax: (215) 994-2222

Item 1. Summary Term Sheet.
The information set forth in the section of the Offer to Purchase, dated March 31, 2022 (the “Offer to Purchase”), attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet,” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The name of the issuer is FS Credit Opportunities Corp., an externally managed, non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), formed as a Maryland corporation (the “Company”); the address of its principal executive office is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112; and the telephone number of its principal executive office is (215) 495-1150.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to the lesser of (i) 9,859,801 of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2021), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (as defined below) (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during the three-month period ending on the expiration of the Offer. As of March 11, 2022, there were 196,741,994 Shares issued and outstanding. The purpose of this Offer (as defined below) is to provide shareholders with liquidity because there is otherwise no public market for the Shares. The Offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is for cash at a price equal to the net asset value per Share (“NAV per Share”) as of April 30, 2022 (the “Purchase Price”). As an example of the Purchase Price, the NAV per Share on February 28, 2022, the most recent date on which Shares were issued pursuant to the Company’s distribution reinvestment plan, was $7.5359 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount.
The information set forth in the Offer to Purchase is incorporated herein by reference.
(c) Trading Market and Price. The Shares are not currently traded on an established trading market.
Item 3. Identity and Background of Filing Person.
(a) Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet,” Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of Tender Period; Termination”) is incorporated herein by reference.
(b) Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions

and Arrangements Concerning the Shares”) is incorporated herein by reference. To the best of its knowledge, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.
(c) Plans. Except as previously disclosed by the Company or as referred to in the preliminary proxy statement filed with the SEC on Schedule 14A on March 30, 2022 (the “Preliminary Proxy Statement”), the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”), and Section 10 (“Certain Effects of the Offer”), each of which is incorporated herein by reference, or as may occur in the ordinary course of business, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in:
(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(2) other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(3) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;
(4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors of the Company or to change any material term of the employment contract of any executive officer;
(5) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the 1940 Act;
(6) any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;
(7) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
(8) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;
(9) other than in connection with transactions in the ordinary course of the Company’s operations, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or
(10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. Not applicable.
(d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. Not applicable.
Item 10. Financial Statements.
(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and Section 30 of the 1940 Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.
(b) Pro Forma Financial Information. Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(2)-(5) Not applicable.
(b) Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(A) and Exhibit 99(a)(1)(B), respectively, are incorporated herein by reference. Further, the Preliminary Proxy Statement is incorporated herein by reference.
Item 12. Exhibits.
EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated March 31, 2022.
99(a)(1)(B)	Form of Letter of Transmittal.
99(a)(1)(C)	Form of Letter to Shareholders, dated March 31, 2022.
99(a)(1)(D)	Form of Letter to Shareholders, dated March 31, 2022.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 31, 2022

FS CREDIT OPPORTUNITIES CORP.

By:	/s/ STEPHEN S. SYPHERD
	Name:	Stephen S. Sypherd
	Title:	Vice President, Treasurer and Secretary
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